SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 7)*

CNO Financial Group, Inc. (f/k/a Conseco, Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12621E103
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,559,577 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,559,577 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,559,577 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14.	TYPE OF REPORTING PERSON

IA

(1) Includes 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advantage Master Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,007,924 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,007,924 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,924 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,007,924 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advantage Plus Master Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,132,320 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,132,320 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,132,320 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 2,132,320 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Recovery Master Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,419,333 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,419,333 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,419,333 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,859,756 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Paulson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,559,577 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,559,577 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,559,577 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The consideration for the purchase of the shares of Common Stock reported as beneficially owned by the Reporting Persons herein was derived from available capital of the investment funds managed by Paulson & Co. A total of approximately $24,181,051 was paid to acquire such shares and the Warrants.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a-b) Collectively, the Reporting Persons beneficially own 10,559,577 shares of Common Stock, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof, representing 4.7% of the outstanding shares of Common Stock.

I.	Paulson & Co.

(a)	Amount beneficially owned: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

(b)	Percent of Class: 4.7%

(c)	Number of shares of Common Stock as to which Paulson & Co. has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)

II.	Advantage Master

(a)	Amount beneficially owned: 1,007,924 shares, including 1,007,924 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

(b)	Percent of Class: Less than 1%

(c)	Number of shares of Common Stock as to which Advantage Master has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,007,924 shares, including 1,007,924 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,007,924 shares, including 1,007,924 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)

III.	Advantage Plus Master

(a)	Amount beneficially owned: 2,132,320 shares, including 2,132,320 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

(b)	Percent of Class: Less than 1%

(c)	Number of shares of Common Stock as to which Advantage Plus Master has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,132,320 shares, including 2,132,320 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 2,132,320 shares, including 2,132,320 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)

IV.	Recovery Master

(a)	Amount beneficially owned: 7,419,333 shares, including 1,859,756 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

(b)	Percent of Class: 3.4%

(c)	Number of shares of Common Stock as to which Recovery Master has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,419,333 shares, including 1,859,756 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,419,333 shares, including 1,859,756 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)

V.	John Paulson

(a)	Amount beneficially owned: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof.

(b)	Percent of Class: 4.7%

(c)	Number of shares of Common Stock as to which Paulson & Co. has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 10,559,577 shares, including 5,000,000 shares issuable upon the exercise of Warrants exercisable within 60 days of the date hereof (See Note 1 below)

Note 1:  Each of Advantage Master, Advantage Plus Master and Recovery Master may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

Item 5(c) is hereby amended to add the following:

(c)           A list of the transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of June 26, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Exhibit 2:	Joint Filing Agreement (previously filed)

Exhibit 3:	Power of Attorney

Exhibit 4:	Instruction C Person Information (previously filed)

Exhibit 5:
Stock and Warrant Purchase Agreement made as of October 13, 2009, by and between Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 6:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Credit Opportunities Master Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 7:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Recovery Master Fund Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 8:
Investor Rights Agreement entered into as of November 13, 2009, by and among Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 9:	Letter Agreement dated October 14, 2009 between Morgan Stanley & Co. Incorporated and Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 10:
Repurchase Agreement, dated as of September 4, 2012, by and among CNO Financial Group, Inc., Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. The Repurchase Agreement, which was publicly filed by the Issuer on September 10, 2012 with the SEC, is publicly available on EDGAR at www.sec.gov and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 11, 2014

PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel &Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.

By:	Paulson & Co. Inc. as Investment Manager

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel &Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.

By:	Paulson & Co. Inc. as Investment Manager

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel &Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.

By:	Paulson & Co. Inc. as Investment Manager

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel &Chief Compliance Officer

/s/ Stuart L. Merzer
STUART L. MERZER, as Attorney-in-Fact For John Paulson

EXHIBIT 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

The below transactions were effected on the open market during the past 60 days for the Reporting Person identified in the table below. No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days other than those previously reported on this Schedule 13D.

Class of Security	Amount of Securities (Sold)	Price ($)	Date of Sale

Common Stock1	(121,000)	17.04	05/13/14
Common Stock2	(176,150)	16.58	05/14/14
Common Stock3	(152,850)	16.03	05/15/14
Common Stock4	(175,000)	15.87	05/16/14
Common Stock5	(204,800)	16.01	05/19/14
Common Stock6	(260,400)	15.91	05/20/14
Common Stock7	(409,800)	16.05	05/21/14
Common Stock	(125,000)	16.18	05/22/14
Common Stock	(300,000)	16.09	05/23/14
Common Stock8	(455,900)	16.28	05/27/14
Common Stock9	(400,000)	16.15	05/28/14

1 Reflects transactions executed in multiple trades at prices ranging from $17.02 to $17.05. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

2 Reflects transactions executed in multiple trades at prices ranging from $16.53 to $16.63. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

3 Reflects transactions executed in multiple trades at prices ranging from $15.98 to $16.05. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

4 Reflects transactions executed in multiple trades at prices ranging from $15.83 to $15.88. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

5 Reflects transactions executed in multiple trades at prices ranging from $16.00 to $16.04. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

6 Reflects transactions executed in multiple trades at prices ranging from $15.86 to $16.01. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

7 Reflects transactions executed in multiple trades at prices ranging from $16.02 to $16.08. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

8 Reflects transactions executed in multiple trades at prices ranging from $16.21 to $16.30. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

9 Reflects transactions executed in multiple trades at prices ranging from $16.11 to $16.18. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

Common Stock10	(345,300)	16.14	05/29/14
Common Stock11	(267,300)	16.13	05/30/14
Common Stock	(207,600)	16.36	06/02/14
Common Stock12	(361,000)	16.47	06/03/14
Common Stock13	(429,400)	16.84	06/04/14
Common Stock	(185,899)	16.89	06/05/14
Common Stock14	(111,041)	16.98	06/06/14
Common Stock	(198,560)	16.88	06/09/14
Common Stock15	(454,000)	17.51	06/24/14
Common Stock16	(587,000)	17.60	06/25/14
Common Stock	(509,000)	17.81	06/26/14
Common Stock17	(450,000)	17.74	06/27/14

10 Reflects transactions executed in multiple trades at prices ranging from $16.08 to $16.21. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

11 Reflects transactions executed in multiple trades at prices ranging from $16.10 to $16.19. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

12 Reflects transactions executed in multiple trades at prices ranging from $16.40 to $16.52. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

13 Reflects transactions executed in multiple trades at prices ranging from $16.78 to $16.92. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

14 Reflects transactions executed in multiple trades at prices ranging from $16.88 to $16.99. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

15 Reflects transactions executed in multiple trades at prices ranging from $17.41 to $17.64. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

16 Reflects transactions executed in multiple trades at prices ranging from $17.45 to $17.61. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

17 Reflects transactions executed in multiple trades at prices ranging from $17.74 to $17.75. The price reported reflects the weighted average sales price. The Reporting Persons hereby undertake to provide upon request by the Staff full information regarding the number of shares sold at each separate price.

EXHIBIT 3

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson
John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marsha Rojas
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]